Exhibit 99.1

For Immediate Release	TSX: TMC

TM BIOSCIENCE OBTAINS US$4 MILLION SECURED OPERATING CREDIT FACILITY

- Tm also converts US$1.1 million of payments of a previously issued security into shares -

Toronto, Ontario, November XX, 2006 - Tm Bioscience Corporation (TSX: TMC), a leader in the commercial genetic testing market, today announced that it has negotiated a US$4 million (CDN$4.5 million) operating credit facility (the “Facility”) with Laurus Master Fund, Ltd. ("Laurus"). The Facility is evidenced by a secured convertible term note and is secured by a first general charge over the Company's assets and carries a standby interest rate of 7%, payable in common shares of the Company at a price of CDN$0.71 per share. The interest rate will decrease in relation to increases in the Company's share price over the term of the Facility to a minimum interest rate of 0%. The Facility matures on August 31, 2007. Under certain conditions, Laurus can convert principal drawn under the Facility into common shares at an exercise price of CDN$0.71 per share. Net funds available to the Company under the Facility after transaction costs are approximate US$3.85 million.

The Company intends to use the funds as required for general operating purposes while the Board of Directors of the Company completes the process of exploring strategic alternatives to enhance shareholder value, including, but not limited to, the sale or merger of the Company. The Company’s uses of the funds made available under the Facility are subject to Laurus’ approval.

As additional consideration for the Facility, Laurus has been issued a common stock purchase warrant exercisable for 632,727 common shares of the Company at a price of CAD$0.71 per share and expiring five years from the date of closing. The Facility is subject to customary regulatory approvals.

In addition, the Company announced today that it has amended the US$9 million Secured Convertible Term Note issued to Laurus on November 22, 2005 (the “2005 Note”) to change the conversion price under the Note in respect of the aggregate payments of principal due on November 1, 2006, December 1, 2006, January 1, 2007 and February 1, 2007 to CAD$0.71. The conversion of such payments of principal was completed today by the issuance of 1,957,499 common shares of the Company to Laurus. All other terms of the original Note remain in effect unchanged.

About Tm Bioscience - Putting the Human Genome to Work™
Tm Bioscience (TSX: TMC) is a Toronto-based diagnostics company developing a suite of DNA-based tests for genetic disorders, drug metabolism (pharmacogenetics) and infectious diseases.

Tm Bioscience has developed and commercialized Analyte Specific Reagents* and a series of Tag-It™** tests for a variety of genetic disorders. These tests are based on Tm Bioscience’s proprietary Tag-ItTM Universal Array platform, which utilizes a proprietary universal tag system that allows for easy optimization, product development and expansion.

Tm Bioscience’s ID-Tag™ Respiratory Viral Panel (RVP) is a reliable and cost-effective test designed to play a key role in patient management, infection control and in countering the pandemic threat of respiratory diseases, all with results in less than six hours. The ID-Tag™ RVP has received CE mark certification and the Company is focused on gaining regulatory clearance from the FDA for the ID-Tag™ RVP as an in vitro device (IVD) in the United States.

Tm Bioscience’s Cystic Fibrosis (CF) test is the first multiplexed human disease genotyping test to be cleared by the FDA as an in vitro device (IVD) for diagnostic use in the U.S. It has also received CE mark certification and Health Canada clearance, allowing the test to be marketed for diagnostic purposes in the European Union and Canada. In addition, the Company is developing a companion test for the blood-thinning drug warfarin and a test for patients under treatment for sepsis.

For more information, visit http://www.tmbioscience.com.

* Analyte Specific Reagent. Analytical and performance characteristics are not established.
** For Investigational Use Only. The performance characteristics of these products have not been established.

Forward-Looking Statements
This press release contains information that is forward-looking information within the meaning of applicable securities laws. In some cases, forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or the negative of theses terms or other similar expressions concerning matters that are not historical facts.

The Company has initiated a process to explore strategic alternatives to enhance shareholder value, including, but not limited to, the sale or merger of the Company with another entity offering strategic opportunities. Tm Bioscience provides no assurance that the initiation of this process will result in a transaction. The Company does not currently intend to disclose developments with respect to the exploration of strategic alternatives unless and until its Board of Directors has approved a specific transaction.

Forward-looking information, by its nature necessarily involves risks and uncertainties including, without limitation, the difficulty of predicting regulatory approvals, the timing and conditions precedent to obtaining any regulatory approval, market acceptance and demand for new products, the availability of appropriate genetic content and other materials required for the Company’s products, the Company’s ability to manufacture its products on a large scale, the protection of intellectual property connected with genetic content, the impact of competitive products, currency fluctuations, risks associated with the Company’s manufacturing facility, the risk that the Company’s current process to explore strategic alternatives will result in a transaction and any other similar or related risks and uncertainties. Additional risks and uncertainties affecting the Company can be found in the Company’s 2005 Annual Report, available on SEDAR at www.sedar.com and in the Company's Form 20-F, as amended, filed with the U.S. Securities and Exchange Commission and available at www.sec.gov If any of these risks or uncertainties were to materialize, or if the factors and assumptions underlying the forward-looking information were to prove incorrect, actual results could vary materially from those that are expressed or implied by the forward-looking information contained herein. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

INVESTOR RELATIONS CONTACT:
James Smith
The Equicom Group
Tel.: 416-815-0700
Email: jsmith@equicomgroup.com